UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008843

February 13, 2004

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Legal Department
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/13/2004

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

Dear Mr. Gearhart:

This is in response to your letter dated January 6, 2004 concerning the proposal submitted to Wal-Mart by J. Merle Lemley. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: J. Merle Lemley
606 West Main
Russellville, AR 72801

104169

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

RECEIVED
2003 JAN -8 AM 9:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-2345
Fax: (479) 277-5991

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Jeff.Gearhart@wal-mart.com

January 6, 2003

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for Present and Forward-Looking No-Action Relief

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal was submitted by Mr. J. Merle Lemley (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2004 Proxy Materials for the reasons described below. Further, Wal-Mart asks the Staff to grant forward-looking no-action relief with respect to future submissions of the same or substantially similar proposals by the Proponent, for the reasons set forth below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. A copy of the Proponent's prior proposal relating to the same subject matter, along with the Staff's no-action response to Wal-Mart's exclusion of the proposal from its 2002 proxy materials, is attached to this letter as Exhibit B. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2004 Proxy Materials on or about March 26, 2004 so that it may commence mailing the 2004 Proxy Materials by no later than March 31, 2004. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on May 5, 2003. The Proposal deals with an Internet security device that the Proponent apparently wishes to sell to Wal-Mart, and purports to be an "[a]cceptance of shareholder invitation to submit a proposal for inclusion in the 2004 Proxy Statement." The Proposal deals with the same Internet security device as the proposal Wal-Mart received from the Proponent on May 16, 2001 for inclusion in Wal-Mart's 2002 proxy materials. The Staff granted Wal-Mart no-action relief with respect to that proposal, pursuant to Rule 14a-8(i)(7), in a no-action letter dated April 2, 2002 (*Wal-Mart Stores, Inc.*, April 2, 2002), which is attached to this letter as Exhibit B.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i) on the grounds that (a) the Proposal is designed to further a personal interest of the Proponent that is not shared by Wal-Mart's shareholders at large; (b) the Proposal relates to Wal-Mart's ordinary business operations; and (c) the Proposal is vague and misleading in violation of Rule 14a-9.

The Proposal is Designed to Result in a Benefit to the Proponent (Rule 14a-8(i)(4))

Under Rule 14a-8(i)(4), a proposal may be omitted from a registrant's proxy materials if the proposal is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the registrant's security holders at large. The Proponent is seeking to use the Proposal to publicize and sell a product that he has purportedly developed. Therefore, Wal-Mart has concluded that the Proposal may be omitted from the 2004 Proxy Materials in accordance with Rule 14a-8(i)(4).

In Staff Legal Bulletin No. 14, issued on July 13, 2001, the Staff stated that "[it] may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance." *See* SLB No. 14 Section C.5. Attached hereto as Exhibit B is a substantially similar proposal that the Proponent submitted to Wal-Mart two years ago relating to the same product, with respect to which the Staff granted no-action relief pursuant to Rule 14a-8(i)(7). Due to the fact that the Proposal and the previously-submitted proposal relate to providing a benefit to the Proponent in the form of the Proponent's efforts to publicize and sell his product, and due to the unnecessary time and expense required on the part of Wal-Mart to prepare and submit no-action requests and on the part of the Staff to review and respond to no-action requests from the same proponent dealing with the same excludable subject matter, Wal-Mart believes that it would be appropriate in this instance for the Staff not only to grant no-action relief with respect to Wal-Mart's exclusion of the Proposal from the 2004 Proxy

Materials, but also to grant forward-looking no-action relief with respect to Wal-Mart's exclusion from its proxy materials in future years of proposals from the Proponent dealing with the same product.

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal discusses a particular Internet security product and appears to seek to sell the product to Wal-Mart and to cause Wal-Mart to offer the product to its Internet customers although, as described below, the Proposal does not clearly state its goals. By seeking to cause Wal-Mart to take these actions by a shareholder vote, the Proposal implicates both of the above-described policy considerations. The ability to make decisions about product offerings is fundamental to management's ability to control the day-to-day operations of the Company, which function is delegated to the Company's management (as opposed to its shareholders) by the laws of the state of Wal-Mart's incorporation. *See* Delaware General Corporation Law § 141(a). Additionally, in evaluating the suitability of Wal-Mart's product offerings, Wal-Mart's management reviews a variety of criteria, including but not limited to profitability, risk assessment, supplier capacity and product quality, with respect to which Wal-Mart's shareholders, as a group, would not be in a position to make informed judgments.

The Staff has consistently found that the offering of a particular product falls within the ordinary business ground for exclusion of a shareholder proposal. In *Wal-Mart Stores, Inc.* (avail. Apr. 2, 2002), for example, the Staff concurred in Wal-Mart's view that it could omit a substantially similar proposal from the Proponent dealing with the same product from its proxy materials in reliance on the ordinary business ground for exclusion because the proposal related to "its ordinary business operations (i.e., the purchase of a particular product related to online security)." Other no-action requests that the Staff has granted based on the fact that the proposals related to the "sale of a particular product" include *General Electric Co.* (February 4, 1999), *Albertson's, Inc.* (March 18, 1999) and *J.C. Penney Company, Inc.* (March 2, 1998). Other similar matters that have been found by the Staff to fall within the ordinary business exclusion are the content of programming on a television network (*General Electric Co.*, February 1, 1999), product terms and prices (*BellSouth Corp.*, January 25, 1999) and procedures for handling customer complaints (*General Electric Co.*, February 3, 1999).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2004 Proxy Materials in accordance with Rule 14a-8(i)(7). Furthermore, if the Staff concurs in Wal-Mart's view that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), Wal-Mart respectfully requests that the Staff grant forward-looking relief so that, if the Proponent submits proposals dealing with the same subject matter in future years, Wal-Mart would be able simply to notify the Staff that it intended to exclude those proposals rather than seeking no-action from the Staff to exclude those proposals.

The Proposal is Vague and Misleading in Violation of Rule 14a-9 (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (available July 30, 1992).

The Proposal consists solely of a two-page letter to an officer of the Company. The letter is not structured as a shareholder proposal, with a resolution to be proposed to the shareholders and a supporting statement. Due to the structure and content of the Proposal, it is unclear what the Proponent intends for Wal-Mart to include in the 2004 Proxy Materials. Additionally, Wal-Mart believes that, if the Proposal were included in the 2004 Proxy Materials, the shareholders would not understand the matter upon which they were being asked to vote. Finally, if the shareholders were to vote in favor of the Proposal, Wal-Mart's management would not have a clear understanding of what steps it was then required to take with respect to the subject matter of the Proposal. For these reasons, as the Proposal is vague and would be misleading to shareholders if it were included in the 2004 Proxy Materials, and difficult for Company management to implement if it were adopted by the shareholders, Wal-Mart has concluded that it may omit the Proposal from its 2004 Proxy Materials in accordance with Rule 14a-8(i)(3).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2004 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2004 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call Samuel A. Guess, Assistant General Counsel, (479) 277-3302 or the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jeffrey J. Gearhart

cc: Mr. J. Merle Lemley

Enclosures

Exhibit A

April 30, 2003

Mr. Thomas D. Hyde, Secretary
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72761

Rec'd 5/5/03

RE: Acceptance of shareholder invitation to submit a proposal for inclusion in the 2004 Proxy Statement

Dear Mr. Hyde:

My proposal will concern a "product" formerly presented to a Wal-Mart selected committee in your offices in Bentonville on February 21,2002.

My Advisory Board met there by invitation and presented my copyrighted/patent pending, Safe-Buy business system in detail following Wal-Mart's signing our confidentiality agreement.

It was reported to me that the Committee were very favorably impressed and suggested, that initially, the best procedure for bringing this innovation into serving the buying public might best be via a banking interest. Suggestions were made and recommendations were set out which we immediately followed up. My Legal counsel, Richard Young, made contact as suggested. The official of the bank was very favorably disposed to proceed. My concern was that the bank was too small to successfully alert the millions of web market buyers awaiting security they know is needed. This conclusion resulted in my temporarily "shelving" the pursuit.

My decision at this time to pursue the referenced request is influenced by the outcome of the February 21, 2002 meeting. Additionally, the continued need for the safety afforded only by SAFE-BUY© 1999, J. Merle Lemley, Pat. Pend. and the harm the lack of such security is causing Wal-Mart, Wal-Mart.com , Sam's Club etc. is further motivation for my request.

Some may ask why is it of interest to shareholders and Wal-Mart Officials to be licensed under a business system that guarantees safety for the consumer wishing to purchase from a web market with his handy credit card.

Research will establish as fact that some 100 million plus buyers are awaiting such safety. Leadership in E-Commerce web marketing is highly desirable as shown by the likes of Amazon.com the entity creating a "coalition" of leading merchants, offering everything remotely eligible for such marketing with partners such as Target. Amazon.com made a public statement that they have plans to become the "Wal-Mart of E-Commerce". It is known that today's market, based on present safety conditions, is some 45 million consumers. This potential consumer market will not be theirs.

Based solely on facts presented by such professionals as The Gartner Group makes it logical to expect that the retailer that provides the safety demanded by the awaiting market, will be "The" E-Commerce retailer. As an Arkansan and a stockholder I want Wal-Mart to become the "Wal-Mart of E-Commerce" and I would prefer that the system which bolsters Wal-Mart's position on the internet would come, not from Silicon Valley, but from the Arkansas River Valley.

With years of dedicated research on the overall subject of E-Commerce web marketing, it is clear to me that there is a trend brewing that will be fed by the safety of SAFE-BUY© 1999, J. Merle Lemley, Pat. Pend. This trend is shopping from the safety or comfort of home or office, online, via a credit card. The facts, studies and reports, however, show that this trend has leveled off. They indicate that there is only one consistent reason for the slowing in the increase of web sales, identity theft. SAFE-BUY© 1999, J. Merle Lemley, Pat. Pend. will make E-Commerce safer than paying by credit card at the store and place web marketing on equal or superior terms to retailing as we know it today.

Web market shoppers report they buy identical products at reduced prices on the web. Merchants with good programs report their profits are greater on the web market. Reports of importance to the retailing world show E-Commerce web markets with growing volume while "brick & mortar"stores are declining. All of Wal-Mart's advantages are in their "brick & mortar" stores and may become of minor consequence.

It was my privilege to know "Mr. Sam", it is my guess he was aware equally capable merchandisers did not see "open" doors as he did. In my case it is my belief that superior men are not seeing the open doors I see. What could this mean?

Sincerely,

J. Merle Lemley

J. Merle Lemley

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 277-3302
samuel.guess@wal-mart.com

Samuel A. Guess
Division Counsel, Corporate Governance

May 13, 2003

SafeBuy
J. Merle Lemley
606 West Main
Russellville, AR 72801

Dear Mr. Lemley:

On May 5, 2003, we received your letter RE: "Acceptance of shareholder invitation to submit a proposal for inclusion in the 2004 Proxy Statement."

Under the Securities and Exchange Commission's Rule 14a-8, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in our 2004 Proxy Statement.

If you hold your shares beneficially but not as a record shareholder, you must submit documentary evidence that states:

- you are the holder of at least $2,000 in market value of Wal-Mart shares, and
- you have held Wal-Mart shares of at least that value continuously for at least one year.

To demonstrate that you meet these requirements, you should submit a written statement from your broker verifying that, at the time you submitted your proposal, you had owned such shares continuously for at least one year.

Additionally, whether you are a record or beneficial holder of your shares, you must provide us with your own written statement that you intend to hold the shares from the date of your proposal through the date of our 2004 annual meeting of shareholders.

In order to comply with Rule 14a-8, you must send in your response to this request for additional information by means of a letter postmarked no later than the 14th day after you receive this letter. If we have not received a response from you by that time, we will not regard this as an official proposal but rather a business suggestion.

Sincerely,

Samuel A. Guess

Safe-Buy
Internet 2nd Card©
606 West Main Russellville, AR 72801

May 21, 2003

Mr. Samuel A. Guess
Division Counsel, Corporate Governance
702 S.W. 8th Street
Bentonville, AR 72716

RE: 2004 Proxy Statement/SAFE-BUY© 1999, J. Merle Lemley, Pat. Pend.

Dear Mr. Guess,

I thank you for acknowledgment of my letter to Secretary Hyde.

The potential importance of my proposal and resulting actions led me to visit with my broker concerning my position as a record shareholder of Wal-Mart stock. Being fully qualified as a record stockholder, I will continue to pursue my previously stated objectives.

Your last sentence in your May 13 letter, "If we have not received a response from you by that time, we will not regard this as an official proposal, but rather a business suggestion" calls for further clarification of my overall intentions.

Based on the wording in some of your invitations for proposals where it is clearly stated and/or implied that top decision makers will review all proposals for possible adoption and implementation prior to pertinent shareholder meetings leads me to continue as planned.

My reasoning, which is logical, is based on the results of a meeting in Bentonville on February 21, 2002 with a Wal-Mart appointed committee. This meeting was by invitation and your committee met with my advisory board members. The objective was to fully explore Safe-Buy business procedures.

After Wal-Mart counsel signed a confidentially agreement, the copyrighted/patent pending procedures were presented in working detail. My board reported a most satisfactory acceptance by the committee. Credibility was no longer in doubt.

A joint discussion was then held as to how best introduce Safe-Buy to the national consumer need. In time, as owner of Safe-Buy, *it was my decision that the discussed and suggested contacts were too insufficient for the needs of Safe-Buy and would not inure any benefit to Wal-Mart as a result of the limited market represented by the suggested initial participants.*

Following the meeting, my board members reported that your Mr. Sandlin, a committee member, was most astute. He grasped the overall worthiness and need of the Safe-Buy System and evidenced total loyalty to the cause of Wal-Mart and Sam's Club by his announced belief of our proposed benefits to the company with the potential of the system.

The italicized sentence above points to the basic reason for my presenting a proposal in this fashion. It will be reviewed by Wal-Mart decision makers who will discover that their representatives have already found Safe-Buy credible. A quick study will prove importance of being prepared for a future in E-Commerce marketing that can be equal to the volume of that of "brick & mortar" stores of today. Safe-Buy will expedite that growth and give any of its participants an initial lead over their competitors.

Today in the world of retailing, Wal-Mart is clearly the leader. Overconfidence often is the danger in being a leader. It is my belief, that of many in the market, as well as, most recognized experts, and I am sure as it is with people within your own company, that E-Commerce is the future. The E-Commerce market cannot wisely be surrendered to even the good planning of the Amazon.com coalition of retailers such as Target and Office Depot. They have shown they have the talent and the drive and have already stated as their goal to be the "Wal-Mart of E-Commerce". As a record and longtime shareholder of Wal-Mart stock, an Arkansan and owner of the Safe-Buy System, I would prefer Wal-Mart to be the "Wal-Mart of E-Commerce". Safe-Buy is the vehicle to separate your company from the rest and make this a reality.

Mr. Young, legal counsel, is awaiting opportunity to respond to any questions you may have and to coordinate with Wal-Mart for meetings and materials regarding Safe-Buy and its potential for Wal-Mart on a mutually acceptable basis at your earliest convenience.

Sincerely,

J. Merle Lemley

J. Merle Lemley

Exhibit B

April 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

The proposal requests that Wal-Mart purchase a master license in a particular product related to online credit card purchases.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the purchase of a particular product related to online security). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Lillian K. Cummins
Attorney-Advisor

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel I
KRISTOPHER ISHAM
Paralegal

January 29, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Correction to No-Action Request dated January 24, 2002 Relating to a Software License Shareholder Proposal Submitted by Mr. J. Merle Lemley (the "Proponent")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a request with the Commission regarding the omission of a shareholder proposal submitted by the Proponent from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders. The second paragraph of the letter states, in pertinent part: "Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002." The cited sentence contains a typographical error. Wal-Mart intends to commence mailing the proxy materials for its 2002 Annual Meeting of Shareholders by no later than April 15, 2002, and not April 12, 2002.

By copy of this letter, Wal-Mart is notifying the Proponent of its correction of the typographical error contained in the no-action request.

Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. We apologize for any inconvenience this error may have caused the Staff or the Proponent. Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Mr. J. Merle Lemley

005249.00034:645813.01

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel I
KRISTOPHER ISHAM
Paralegal

January 24, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit a Software License Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The Proposal was submitted by Mr. J. Merle Lemley (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2002 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

<u>The Proposal</u>

On May 16, 2001, Wal-Mart received a letter from the Proponent requesting that the Proposal, which "offer[s] the [C]ompany an opportunity to hold a master license, exclusively, for the right to implement the copyrighted Safe-Buy © J. Merle Lemley, 1999, system," be included in Wal-Mart's 2002 Proxy Materials.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i) on the grounds that (a) the Proposal relates to Wal-Mart's ordinary business operations; (b) the Proposal is designed to further a personal interest of the Proponent that is not shared by Wal-Mart's shareholders at large; (c) the Proposal is vague and misleading in violation of Rule 14a-9; and (d) the Proposal has been substantially implemented.

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal seeks to sell a "master license" to a particular product to Wal-Mart and to cause Wal-Mart to offer this product to its customers. By seeking to cause Wal-Mart to take these actions by a shareholder vote, rather than by approaching appropriate members of Wal-Mart's management, the Proposal implicates both of the above-described policy considerations. The ability to make decisions about product offerings is fundamental to management's ability to control the day-to-day operations of the Company, which function is delegated to the Company's management (as opposed to its shareholders) by the laws of the state of Wal-Mart's incorporation. See Delaware General Corporation Law § 141(a). Additionally, in evaluating the suitability of Wal-Mart's product offerings, Wal-Mart's management reviews a variety of criteria, including but not limited to profitability, risk assessment, supplier capacity and product quality, with respect to which Wal-Mart's shareholders, as a group, would not be in a position to make informed judgments.

The Staff has consistently found that the offering of a particular product falls within the ordinary business ground for exclusion of a shareholder proposal. In *General Electric Co.* (February 4, 1999), for example, the proposal in question sought to cause GE Capital to discontinue its offering of a particular insurance product. The Staff concurred in General Electric's view that it could omit the proposal from its proxy materials in reliance on the ordinary business ground for exclusion because the proposal related to "its ordinary business operations (i.e., offering of a particular product)." Other no-action requests that the Staff has granted based on the fact that the proposals related to the "sale of a particular product" include *Albertson's, Inc.* (March 18, 1999) and *J.C. Penney Company, Inc.* (March 2, 1998). Other similar matters that have been found by the Staff to fall within the ordinary business exclusion are the content of programming on a television network (*General Electric Co.*, February 1, 1999), product terms and prices (*BellSouth Corp.*, January 25, 1999) and procedures for handling customer complaints (*General Electric Co.*, February 3, 1999).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(7).

<u>The Proposal is Designed to Result in a Benefit to the Proponent (Rule 14a-8(i)(4))</u>

Under Rule 14a-8(i)(4), a proposal may be omitted from a registrant's proxy materials if such proposal is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Although the Proposal speaks in terms of providing a benefit to the Company through the licensing of the product to the Company, several statements contained in the Proposal indicate that the Proponent is also seeking to serve his own interests through this Proposal. For example, the Proponent states that he is the "sole owner of this valuable invention," and that it is his plan to market this product by issuing master licenses to web site hosting entities and merchants doing business on the Internet, including Wal-Mart. Because the Proponent is seeking to further his personal interests through the Proposal, i.e., publicizing and selling his product, Wal-Mart has concluded that the Proposal may be omitted from the 2001 Proxy Materials in accordance with Rule 14a-8(i)(4).

<u>The Proposal is Vague and Misleading in Violation of Rule 14a-9 (Rule 14a-8(i)(3))</u>

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (available July 30, 1992).

The Proposal is vague and misleading in at least the following respects:

1. The Proposal does not state what the Company's shareholders are being asked to approve, or, if approved, what action the Company's management should take.

The Proposal consists of a two-page letter to an officer of the Company, a one-page document entitled "The Two Main and Prominent Values Are," a series of supporting documents that appear to consist of segments of news coverage with commentary added by the Proponent, descriptions of the individuals involved in the Proponent's business and several letters between these individuals and other businesses. The documentation is not structured as a shareholder proposal, with a resolution to be proposed to the shareholders and a supporting statement. Due to the structure and content of the Proposal, it is unclear which portions of the documentation the Proponent intends for Wal-Mart to include in the 2002 Proxy Materials. Additionally, Wal-Mart believes that, if the Proposal were included in the 2002 Proxy Materials, the shareholders would not understand the matter upon which they were being asked to vote. Finally, if the shareholders were to vote in favor of the Proposal, Wal-Mart's management would not have a clear understanding of what steps it was then required to take with respect to the subject matter of the Proposal.

2. The Proposal does not explain what the product is or how it works.

The Proposal states that the product "guarantees that an online purchase made with a credit card will be absolutely, 100% guaranteed, secure." This is most explicit indication of what the product is, or what it does, that the Proposal contains. The Proposal says that a further explanation of how the product "accomplishes its' claims requires a standard CONFIDENTIALITY agreement to be signed prior to meeting." Therefore, the Proposal is asking Wal-Mart's shareholders to vote on a product they know nothing about and can learn nothing about prior to voting on it. In addition to being vague and misleading to the shareholders by making broad claims with no factual support, the absence of explanation of the product also lends strong support to Wal-Mart's above-stated position that consideration of this matter falls within the province of Wal-Mart's management, rather than its shareholders, because the shareholders are not equipped to make an informed decision.

For the reasons discussed above, as the Proposal is vague and would be misleading to shareholders if it were included in the 2002 Proxy Materials, and difficult for Company management to implement if it were adopted by the shareholders, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(3).

<u>The Proposal is Substantially Implemented (Rule 14a-8(i)(10))</u>

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal that has been substantially implemented. The Proposal, which calls for Wal-Mart to adopt a product to protect customers from online credit card fraud, has been substantially implemented, as Wal-Mart already has safeguards in place to protect consumers' credit card numbers and other personal information in online and transactions. These safeguards include the following:

- In the transmission of customer information to Wal-Mart over the Internet, Wal-Mart uses a technology called Secure Sockets Layer (SSL). If a customer's Internet browser is capable of SSL, which most Internet browsers are, the customer's personal information will be automatically encrypted, or encoded, before it is transmitted over the Internet. Once encrypted, this information cannot be read by anyone who does not have the encryption code, or "key."

- Wal-Mart has obtained a digital certificate from Verisign, Inc., a leading provider of Internet trust services. When a customer enters a secure portion of Wal-Mart's website (which is any page containing any of the customer's personal information), this certificate guarantees that the customer's personal information is being transmitted in secure (encrypted) form to a Wal-Mart web server and not to some unknown or unauthorized server.

- A customer's personal information is also protected by the password the customer creates when registering for an online account with Wal-Mart.

- All credit card purchases (including those made at Wal-Mart and Sam's Club stores and online sites) are authorized with the appropriate credit card institution. Authorization is obtained by the transmission of a purchase authorization request. The purchase authorization request contains the credit card account number and, for online purchases, the first several digits of the delivery address. The credit card institution uses the delivery address given online to compare to the address on file for that account. A customer's name and complete address are not used to verify the accounts. The authorization process occurs on computer equipment located within the Company's facilities and over privately-leased telephone lines. This reduces the chance that a computer hacker could gain access to a customer's information. Because this process utilizes the same equipment for all purchases, including Internet purchases, all of the Company's customers enjoy this level of security and privacy.

For the reasons discussed above, as the underlying objective of the Proposal, protecting Wal-Mart's customers from online credit card fraud, is already addressed by Wal-Mart's current policies and practices in this area, Wal-Mart considers the Proposal to be substantially implemented, and has thus concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(10).

<u>Conclusion</u>

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2002 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2002 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Mr. J. Merle Lemley

Enclosures

005249.00034:641287.04

Safe Buy
Internet 2nd Card©

606 West Main Russellville, AR 72801

LEGA[illegible]
MAY 1 6 2001
TEAM

May 14, 2001

Mr. Robert K. Rhoads, Secretary
Wal-Mart Stores, Inc.
Bentonville, AR 72716

RE: Accepting your invitation in the year 2001 Shareholders Notice of Annual Meeting for shareholder proposals for possible inclusion in the company's 2002 Proxy Statement.

Gentlemen:

It is with appropriate pride that this small shareholder can offer the company an opportunity to hold a master license, exclusively, for the right to implement the copyrighted Safe-Buy © J. Merle Lemley, 1999, system for benefit of all buyers desiring to make credit card purchases on your web site(s) with total security.

It is my understanding that you will review our proposal presentation with the idea that it could be presented before such meeting if found to offer real value to the company.

In short, Safe-Buy © J. Merle Lemley, 1999 is a system which guarantees that an online purchase made with a credit card will be absolutely, 100% guaranteed, secure.

We hasten to underline the true need for improvement of credit card information safety when the handy card is exposed to web purchases. Please see the following enclosures.

a. Independent "online" poll to determine public awareness of danger
b. There is no individual safe. Mr. Pitofski, FTC chief is violated.
c. A bank owner/operator's letter to the President of Bank of America.
d. "Stealing Cards is as Easy...", Bob Sullivan MSNBC. (Good information source)

Enclosed are briefly stated opinions of Safe-Buy © J. Merle Lemley, 1999 values and market needs. An open mind will be alerted.

An AP news story quote. The long experienced Compaq executive speaks plainly in favor of Safe-Buy values.

Copy of communication from the Co-Founder of Netscape.

I enclose a report as to our two main values and our method of and introduction to the "how" of the copyright. I introduce the principals of our marketing arm, JML, Inc., via our roster.

As sole owner of this valuable invention it is my plan to market by issuing a master license to an entity who will be the web site host for an unestimated number of small and medium sized merchants. This possibility includes giant merchandisers, such as, Wal-Mart.

The system could also be employed similarly to existing security providers, such as, Verisign and Cybercash, whereby any holder of a credit card licensed by Safe-Buy would be able to purchase goods through the system with complete confidence.

While serving as a member of then Governor Bumpers' Cabinet it was my privilege to know "Mr. Sam" via letters and phone calls. This fact leads me to leads towards special consideration for Wal-Mart to meet with my principals for full evaluation as to the "how" works for benefit of stated claims.

Thank's

Sincerely,

J. Merle Lemley

J. Merle Lemley

Encl: eight in number

SAFE-BUY© 1999, J. Merle Lemley, System

The Two Main and Prominent Values Are:

1. The SAFE-BUY© 1999, J. Merle Lemley, System GUARANTEES that in NO way can a cyberspace crook "steal" the buyers credit card information and use it buy for himself!!! Absolutely GUARANTEED 100%, Right from the beginning.

2. SAFE-BUY© 1999, J. Merle Lemley, will Guarantee the customer buying from a SAFE-BUY© 1999, J. Merle Lemley, licensed merchant will not be "hassled" to pay for undelivered packages. In fact, SAFE-BUY© 1999, J. Merle Lemley, will not allow the customer to be billed.

A presentation of this entire delivery system will be provided to our potential partners. This presentation will quickly and totally prove our claims.

SPECIAL NOTE: There is good reason to believe this copyright will prove to be a "miracle" for all participants. It is expected the participants will address it as a miracle, of sort, in active advertising. We sincerely hope the name will come to mean in e-commerce that which Good-Housekeeping means to brick and mortar stores.

** Please be advised the "showing" of how SAFE-BUY accomplishes its' claims requires a standard CONFIDENTIALITY agreement be signed prior to meeting.

*** Merchants do not absorb the high cost of fraud and "chargebacks" when served by Safe-Buy; only the cost of returns and that return charge is dramatically reduced with Safe-Buy precautions.

Of Extreme Importance is an Online Survey Taken
February 11, 2000
by Dan Rather, Anchor
CBS Evening News, on Eye on America

Are there real, potentially expensive, dangers possible, when Americans choose to take the advantage of the truly remarkable selection of merchandise offered on the "web shopping malls"? This type of credit card shopping is handy and without the usual traffic on the street and in the store.

Reliable, almost daily, reports of credit card information theft are alarming. It seems some sort of "coverup" is in the works to play down the importance in order to mitigate the reaction among would be shoppers. Perhaps because no safety net exists?

Mr. Rather decided to go after the real answer as to the public's feelings. Namely, take it to the public via a survey. Obviously, millions of dollars are being stolen.

Survey:
"Hackers have attacked several flagship web sites in three days. In light of this, do you still feel comfortable giving out your credit card numbers to on line vendors?"

Responses:

No	47%
Yes	28%
Will not buy	24%

Note: Would a wise decision maker ignore this need?

The Gartner Consumer Research Group determined a similar percentage in another survey.

Internet 2nd Cards

Introduction of the JML, Inc. Management Team

This team will be charged with full time marketing, management and administration of the needs of the SAFE-BUY© 1999, J. Merle Lemley, System. These dedicated officers and members of the Board of Directors are from a wide variety of backgrounds both educationally and professionally, providing JML, Inc. with experience in most every field of endeavor. All are committed to the marketing of the SAFE-BUY© 1999, J. Merle Lemley, System and are at your disposal for questions and assistance regarding the system and the current state of E Commerce security.

J. Merle Lemley
Chairman and CEO
Sole owner of SAFE-BUY© 1999, J. Merle Lemley

Frank Barborek
Vice Chairman and Assistant CEO
Education: Masters Civil Engineering
Profession: Chemical Engineer
Experienced in Information Technology and Business Management as an official of Chevron Oil (retired)

Wm. John Clement
Chief Financial Advisor and Marketing Consultant
Profession: Banking executive and owner (retired)

Wm. Mark Wilson
President (Grandson of copyright owner)
Education: B.A., Natural Resource Management
Minor Business and Political Science
Profession: Computer software and hardware applications serving the medical profession

Michael Jamell
Executive Vice President
Education: B.S., Computer Science
Profession: Daily business management and software/hardware applications. Custom programming and hardware applications, website development and services. Internet banking and banking computers and networks.
Oversees all company matters of computer application.

Richard H. Young	Sr. Vice President, Chief Legal Counsel	
	Education:	B.A., History and Political Science Juris Doctor
	Profession:	Practicing attorney, Young & Wilson, P.A.
	Supervises all contracts and oversees all legal matters for SAFE-BUY© 1999, J. Merle Lemley, and JML, Inc.	
David L. Coffman	Vice President and Secretary	
	Education:	B.A., Commercial Art and Design
	Profession:	Presently, Sr. Engineering Associate at Arkansas Nuclear One
	Director of all commercial design and drawings	
Elizabeth A. Wilson	Board Member (Granddaughter of copyright owner)	
	Education:	Juris Doctor MBA
	Profession:	Serving as an official in the legal department of a nationally recognized major corporation.

From: Quincy Smith
To: 'Michael Jamell'
Cc: Cathy Oledan
Sent: Tuesday, January 11, 2000 9:36 PM

Subject: RE: J. Merle Lemley (Safe-Buy)

Michael and Mr. Lemley,

We certainly appreciate your considering The Barksdale Group as potential investors in Safe-Buy. Clearly you are focusing on what we think is a huge market opportunity. However, at this point, we regret that we are not able to invest. The Barksdale Group has made 12 investments since its founding in May and has a few more in its pipeline. We need to be sensitive to the bandwidth of all of us as partners and can not at this point take on your business. Again, we appreciate your thinking of us in this market where fundraising seems often to be more difficult for investors than for the Company. Best of luck,

Quincy

Quincy Smith
The Barksdale Group
2730 Sand Hill Road
Suite 100
Menlo Park, CA 94025
(650) 234 5277 direct

August 10, 2000

Mr. Kenneth Lewis
President
Bank of America Corp.
100 North Tryon Street
Charlotte, NC 28255

RE: e-commerce initiative

Dear Mr. Lewis:

The imperative that e-commerce becomes an integrated aspect of the future of banking and commerce prompts me to write this letter. My banking career has been nothing similar to your own, but the common bond of recognizing the future direction of both community and global banking organizations gives us reason to communicate.

Our experience with commercial accounts using pc banking is an exact reflection of a poll I saw recently. That is, commercial accounts are more concerned with the privacy issue than they are with the convenience factor. Everything I have read on the subject indicates to me that this is the number one impediment to the fulfillment to the potential of the internet. The risks are stacked against internet retailers, whether they are marketing to individuals or commercial interests. MasterCard now indicates in full page advertising that unauthorized use of an individuals' account number will not coast the cardholder anything. This effectively gives everyone involved in the transaction a "risk less" position, EXCEPT the merchant. It seems to me that it would be very exciting to everyone if the ad were to read, "With our card system, you will not be exposed to unauthorized purchases". Period.

The attached article has given me a reason to contact you. Reputable, experienced industry executives from Compaq Computer and other companies have given credence to my opinion that a solution to safe e-commerce transactions is at last at hand. I would like for you to understand the system.

I am anxious to hear your opinion of Safe-Buy's copyrighted program. Given your national presence and e-commerce initiatives along with the millions of consumer and merchant accounts at your bank, it seems a natural idea to share with you. If you deem it desirable, I would suggest we find a mutually satisfactory manner in which to bring together the involved parties. Being in a small banking organization, we have neither the resources nor size needed to make this successful.

Be assured that I am willing to assist you in finding a way to bring to fruition this timely and important plan.

Cordially yours,

John Clement
Chairman

Cc: Mr. Merle Lemley
SAFE-BUY

FTC chief reports theft of government credit card

Washington (AP) - Of all the credit card numbers in all the world, a thief stole the one belonging to a top federal regulator of the credit card industry.

The chairman of the Federal Trade Commission disclosed Wednesday that someone stole his official government credit card number in 1998 and ran up charges buying items from catalogs.

Robert Pitofsky recounted the experience at a national conference on identity theft, which white collar crimes involving thieves who pilfer personal details about victims to gain access to their bank and credit accounts.

Pitofsky, who said, :he felt violated," caught the disputed charges after reviewing the billing statement from his FTC issued credit card. He called the appropriate officials and filed an affidavit, and the bill was expunged, he said.

Pitofsky acknowledged that his case was handled quickly and easily, unlike some victims who fight for years to contest disputed charges and repair damage to their credit reports.

The fact that he was chairman of the trade commission, which regulates part of the credit card industry, "may have had something to do with it," he said.

He said the charges eventually were traced to the northeastern United States but wasn't sure whether criminal charges were ever filed. He said it wasn't clear how his FTC credit-card number had been disclosed.

At the conference, Pitofsky urged the credit industry to improve its high-tech efforts to detect patterns of fraudulent purchases and to allow consumers to report cases of identity theft to all the appropriate companies and agencies with a single telephone call.

* This story certainly puts the $50.00 minimum liability guarantee, if the victim can ever prove to the card issuer's satisfaction the charge was indeed fraudulent, in the proper perspective.

"The people need to be told that the other safety measures are not working," he said. "I went to all of these people (Internet security providers) with my problem, and they did not have the safety. That's why I was forced to create the safety."

"I've been advised by some pretty capable men that any kind of safety factor that's created electronically can be torn down electronically by an equally smart hacker. It's not possible to tear this down electronically. There's not anything to hack."

Hackers have been the subject of several MSNBC reports this past year.

A March 24 report: "Two months ago, 'Curador' started posting his catalog of stolen credit card numbers on his Web page. He stole database after database from a variety of c-commerce sites, each time updating his site, then gleefully mailing notification to reporters. He topped 25,000 records from 13 Web sites. Despite all that financial risk and all that violation of personal privacy, no one could stop him.

"...Curador's thefts are just another story in this year's litany of tales surrounding online theft of personal and financial information. E-merchants are furiously fighting the baffle to keep down fraud costs, and consumer confidence in Internet safety is continually shaken, with no apparent end in sight. So some experts think Curador may just be another nail in the coffin of a credit card system that was hardly designed for Internet purchasing."

For a January news report, MSNBC reporters, with the help of a source, were able to access 2,500 credit card numbers stored by seven small e-commerce Web sites within just a few minutes.

Lemley advises that people read the small print. He said the majority of credit card companies have a disclaimer stating the consumer is only responsible for $50.

"They don't really say it's 100 percent safe," he said. "They say you're 100 percent something or another doing business with us, and they go around it, because none of them are."

The paperwork and inconvenience factor should also be considered, Lemley said. With the current safety measures, the card holder is required to complete forms and work with the card company. Even though the card holder is the victim of a crime, they have to prove it was not their purchase.

Lemley pledges that Safe-Buy will eliminate any such hassles.

Boyd Thrasher, an executive account manager for Compaq computers, was privy to a presentation revealing the functionality of Safe-Buy.

"I think he has an excellent idea," Thrasher said. "I believe absolutely he has something. It is truly a safe buy. It will take someone who can put all the pieces together. ...I took someone (to the presentation) who had a Ph.D. in computer science, and has been in the industry for over 30 years, and he thought it was a great idea."

Lemley said the biggest obstacle is getting people to listen.

"I got a little discouraged in the beginning when it became obvious that we were living in the wrong part of the world to get the attention of the decision makers. But we're getting past that now. The vice president of emerging technologies for a major credit card company asked to be sent a confidentiality agreement," he said. "And that's why I'm writing to the governor to help us to keep this in Arkansas."

"It blows my mind. But we're dealing with people who talk about $100 million like I talk about $5. It's overwhelming at times."

Stealing cards easy as Web browsing

Acting on a tip, MSNBC views 2,500 credit card numbers on seven e-commerce sites within minutes.

By Bob Sullivan
MSNBC

Jan. 14 - Just how easy is it to steal credit card numbers on the Internet? On Thursday, MSNBC was able to view nearly 2,500 credit card numbers stored by seven small e-commerce Web sites within a few minutes, using elementary instructions provided by a source. In all cases, a list of customers and all their personal information was connected to the Internet and either was not password-protected or the password was viewable directly from the Web site.

CREDIT CARD THEFT, a problem long lurking in the background of Internet commerce, leaped to the top of consumers' minds earlier this month when a computer intruder calling himself Maxus was able to break into CD Universe's database of user credit cards. There's still speculation about how he did it.

But perhaps Maxus didn't have to work so hard. This week, MSNBC was able to view nearly 2,500 credit card numbers and other data essentially by browsing e-commerce Web sites using a commercially available database tool rather than a Web browser. Not only were the sites storing the credit cards in plain text in a database connected to the Web - the databases were using the default user name and in some cases no password.

1 of 1 DOCUMENT

2002 SEC No-Act. LEXIS 514

Securities Exchange Act of 1934 — Rule 14a-8(i)(7)

April 2, 2002

[*1] Wal-Mart Stores, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

The proposal requests that Wal-Mart purchase a master license in a particular product related to online credit card purchases.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the purchase of a particular product related to online security). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Lillian K. Cummins
Attorney-Advisor

INQUIRY-1: WAL*MART

WAL*MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

January 29, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
[*2] Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Correction to No-Action Request dated January 24, 2002 Relating to a Software License Shareholder Proposal Submitted by Mr. J. Merle Lemley (the "Proponent")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a request with the Commission regarding the omission of a shareholder proposal submitted by the Proponent from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders. The second paragraph of the letter states, in pertinent part: "Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002." The cited sentence contains a typographical error. Wal-Mart intends to commence mailing the proxy materials for its 2002 Annual Meeting of Shareholders by no later than April 15, 2002, and not April 12, 2002.

By copy of this letter, Wal-Mart is notifying the Proponent of its correction of the typographical error contained in the no-action request.

[*3]

Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. We apologize for any inconvenience this error may have caused the Staff or the Proponent. Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President & Assistant General Counsel
Wal-Mart Stores, Inc.

INQUIRY-2: WAL*MART

WAL*MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

January 24, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit a Software License Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") [*4] of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The Proposal was submitted by Mr. J. Merle Lemley (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission. (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2002 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

On May 16, 2001, Wal-Mart received a letter from the Proponent requesting that the Proposal, which "offer[s] [*5] the Company an opportunity to hold a master license, exclusively, for the right to implement the copyrighted Safe-Buy © J. Merle Lemley, 1999 system" be included in Wal-Mart's 2002 Proxy Materials.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i) on the grounds that (a) the Proposal relates to Wal-Mart's ordinary business operations; (b) the Proposal is designed to further a personal interest of the Proponent that is not shared by Wal-Mart's shareholders at large; (c) the Proposal is vague and misleading in violation of Rule 14a-9; and (d) the Proposal has been substantially implemented.

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company [*6] on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal seeks to sell a "master license" to a particular product to Wal-Mart and to cause Wal-Mart to offer this product to its customers. By seeking to cause Wal-Mart to take these actions by a shareholder vote, rather than by approaching appropriate members of Wal-Mart's management, the Proposal implicates both of the above-described policy considerations. The ability to make decisions about product offerings is fundamental to management's ability to control the day-to-day operations of the Company, which function is delegated to the Company's management (as opposed to its shareholders) by the laws of the state of Wal-Mart's incorporation. See Delaware General Corporation Law § 141(a). Additionally, in evaluating the suitability of Wal-Mart's product offerings, Wal-Mart's management reviews a variety of criteria, including but not [*7] limited to profitability, risk assessment, supplier capacity and product quality, with respect to which Wal-Mart's shareholders, as a group, would not be in a position to make informed judgments.

The Staff has consistently found that the offering of a particular product falls within the ordinary business ground for exclusion of a shareholder proposal. In *General Electric Co.* (February 4, 1999), for example, the proposal in question sought to cause GE Capital to discontinue its offering of a particular insurance product. The Staff concurred in General Electric's view that it could omit the proposal from its proxy materials in reliance on the ordinary business ground for exclusion because the proposal related to "its ordinary business operations (i.e., offering of a particular product)." Other no-action requests that the Staff has granted based on the fact that the proposals related to the "sale of a particular product" include *Albertson's, Inc.* (March 18, 1999) and *J.C. Penney Company, Inc.* (March 2, 1998). Other similar matters that have been found by the Staff to fall within the ordinary business exclusion are the content of programming on a television network (*General* [*8] *Electric Co.*, February 1, 1999) product terms and prices (*BellSouth Corp.*, January 25, 1999) and procedures for handling customer complaints *(General Electric Co.*, February 3, 1999).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(7).

The Proposal is Designed to Result in a Benefit to the Proponent (Rule 14a-8(i)(4))

Under Rule 14a-8(i)(4), a proposal may be omitted from a registrant's proxy materials if such proposal is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Although the Proposal speaks in terms of providing a benefit to the Company through the licensing of the product to the Company, several statements contained in the Proposal indicate that the Proponent is also seeking to serve his own interests through this Proposal. For example, the Proponent states that he is the "sole owner of this valuable invention," [*9] and that it is his plan to market this product by issuing master licenses to web site hosting entities and merchants doing business on the Internet, including Wal-Mart. Because the Proponent is seeking to further his personal interests through the Proposal, i.e., publicizing and selling his product, Wal-Mart has concluded that the Proposal may be omitted from the 2001 Proxy Materials in accordance with Rule 14a-8(i)(4).

The Proposal is Vague and Misleading in Violation of Rule 14a-9 (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect [*10] to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. . .."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (available July 30, 1992).

The Proposal is vague and misleading in at least the following respects:

1. The Proposal does not state what the Company's shareholders are being asked to approve, or, if approved, what action the Company's management should take.

The Proposal consists of a two-page letter to an officer of the Company, a one-page document entitled "The Two Main and Prominent Values Are," a series of supporting documents that appear to consist of segments of news coverage with commentary added by the Proponent, descriptions of the individuals involved in the Proponent's business and several letters between [*11] these individuals and other businesses. The documentation is not structured as a shareholder proposal, with, a resolution to be proposed to the shareholders and a supporting statement. Due to the structure and content of the Proposal, it is unclear which portions of the documentation the Proponent intends for Wal-Mart to include in the 2002 Proxy Materials. Additionally, Wal-Mart believes that, if the Proposal were included in the 2002 Proxy Materials, the shareholders would not understand the matter upon which they were being asked to vote. Finally, if the shareholders were to vote in favor of the Proposal, Wal-Mart's management would not have a clear understanding of what steps it was then required to take with respect to the subject matter of the Proposal.

2. The Proposal does not explain what the product is or how it works.

The Proposal states that the product "guarantees that an online purchase made with a credit card will be absolutely, 100% guaranteed, secure." This is most explicit indication of what the product is, or what it does, that the Proposal contains. The Proposal says that a further explanation of how the product "accomplishes its' claims requires a standard [*12] CONFIDENTIALITY agreement to be signed prior to meeting." Therefore, the Proposal is asking Wal-Mart's shareholders to vote on a product they know nothing about and can learn nothing about prior to voting on it. In addition to being vague and misleading to the shareholders by making broad claims with no factual support, the absence of explanation of the product also lends strong support to Wal-Mart's above-stated position that consideration of this matter falls within the province of Wal-Mart's management, rather than its shareholders, because the shareholders are not equipped to make an informed decision.

For the reasons discussed above, as the Proposal is vague and would be misleading to shareholders if it were included in the 2002 Proxy Materials, and difficult for Company management to implement if it were adopted by the shareholders, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(3).

The Proposal is Substantially Implemented (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal that has been substantially implemented. The Proposal, which calls for Wal-Mart to adopt a product [*13] to protect customers from online credit card fraud, has been substantially implemented, as Wal-Mart already has safeguards in place to protect consumers' credit card numbers and other personal information in online and transactions. These safeguards include the following:

.. In the transmission of customer information to Wal-Mart over the Internet, Wal-Mart uses a technology called Secure Sockets Layer (SSL). If a customer's Internet browser is capable of SSL, which most Internet browsers are, the customer's personal information will be automatically encrypted, or encoded, before it is transmitted over the Internet. Once encrypted, this information cannot be read by anyone who does not have the encryption code, or "key."

. Wal-Mart has obtained a digital certificate from Verisign, Inc., a leading provider of Internet trust services. When a customer enters a secure portion of Wal-Mart's website (which is any page containing any of the customer's personal information), this certificate guarantees that the customer's personal information is being transmitted in secure (encrypted) form to a Wal-Mart web server and not to some unknown or unauthorized server.

. A customer's personal [*14] information is also protected by the password the customer creates when registering for an online account with Wal-Mart.

. All credit card purchases (including those made at Wal-Mart and Sam's Club stores and online sites) are authorized with the appropriate credit card institution. Authorization is obtained by the transmission of a purchase authorization request. The, purchase authorization request contains the credit card account number and, for online purchases, the first several digits of the delivery address. The credit card institution uses the delivery address given online to compare to the address on file for that account. A customer's name and complete address are not used to verify the accounts. The authorization process occurs on computer equipment located within the Company's facilities and over privately-leased telephone lines. This reduces the chance that a computer hacker could gain access to a customer's information. Because this process utilizes the same equipment for all purchases, including Internet purchases, all of the Company's customers enjoy this level of security and privacy.

For the reasons discussed above, as the underlying objective of the Proposal, [*15] protecting Wal-Mart's customers from online credit card fraud, is already addressed by Wal-Mart's current policies and practices in this area, Wal-Mart considers the Proposal to be substantially implemented, and has thus concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(10).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2002 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2002 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call [*16] the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

ATTACHMENT

SB

Safe Buy
Internet 2nd Card(c)
606 West Main
Russellville, AR 72801

May 14, 2001

Mr. Robert K. Rhoads, Secretary
Wal-Mart Stores, Inc.
Bentonville, AR 72716

RE: Accepting your invitation in the year 2001 Shareholders Notice of Annual Meeting for shareholder proposals for possible inclusion in the company's 2002 Proxy Statement.

Gentlemen:

It is with appropriate pride that this small shareholder can offer the company an opportunity to hold a master license, exclusively, for the right to implement the copyrighted Safe-Buy © J. Merle Lemley, 1999, system for benefit of all buyers desiring to make credit card purchases on your web site(s) with total security.

It is my understanding that you will review our proposal presentation with the idea that it could be presented before such meeting if found to offer real value to the company.

In short, Safe-Buy © J. Merle Lemley, 1999 is a system which guarantees [*17] that an online purchase made with a credit card will be absolutely, 100% guaranteed, secure.

We hasten to underline the true need for improvement of credit card information safety when the handy card is exposed to web purchases. Please see the following enclosures.

a. Independent "online" poll to determine public awareness of danger
b. There is no individual safe. Mr. Pitofski, FTC chief is violated.
c. A bank owner/operator's letter to the President of Bank of America.
d. "Stealing Cards is as Easy. . .", Bob Sullivan MSNBC. (Good information source)

Enclosed are briefly stated opinions of Safe-Buy © J. Merle Lemley, 1999 values and market needs. An open mind will be alerted.

An AP news story quote. The long experienced Compaq executive speaks plainly in favor of Safe-Buy values.
Copy of communication from the Co-Founder of Netscape.

I enclose a report as to our two main values and our method of and introduction to the "how" of the copyright. I introduce the principals of our marketing arm, JML, Inc., via our roster.

As sole owner of this valuable invention it is my plan to market by issuing a master license to an entity who will be the web site host for an unestimated [*18] number of small and medium sized merchants. This possibility includes giant merchandisers, such as, Wal-Mart.

The system could also be employed similarly to existing security providers, such as, Verisign and Cybercash, whereby any holder of a credit card licensed by Safe-Buy would be able to purchase goods through the system with complete confidence.

While serving as a member of then Governor Bumpers' Cabinet it was my privilege to know "Mr. Sam" via letters and phone calls. This fact leads me to leads towards special consideration for Wal-Mart to meet with my principals for full evaluation as to the "how" works for benefit of stated claims.

Thanks

Sincerely,

J. Merle Lemley

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

The proposal requests that Wal-Mart purchase a particular product related to online credit card purchases.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the purchase of a particular product related to online security). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Anne Nguyen
Attorney-Advisor